

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

June 23, 2009

Via US Mail and Facsimile to (816) 781-6851

Marc J. Weishaar
Senior Vice President and Chief Financial Officer
Liberty Bancorp, Inc.
16 West Franklin Street
Liberty, MO 64068

      **Re: Liberty Bancorp, Inc.
             Form 10-K for the fiscal year ended September 30, 2008
             Form 10-Q for the quarters ended December 31, 2008 and
             March 31, 2009
             File No. 000-51992**

Dear Mr. Weishaar:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  John P. Nolan
                  Senior Asst Chief Accountant